Advantest Corporation (FY2011 Q1)

FY2011 First Quarter Consolidated Financial Results
(Prepared in accordance with U.S. GAAP)
(Period ended June 30, 2011)
(Unaudited)

July 27, 2011

Company name	:	Advantest Corporation (URL http://www.advantest.co.jp/investors/en-index.shtml)
Stock exchanges on which shares are listed	:	First section of the Tokyo Stock Exchange
Stock code number	:	6857
Company representative	:	Haruo Matsuno, Representative Director, President and CEO
Contact person	:	Hiroshi Nakamura, Managing Executive Officer and Executive Vice President, Corporate Administration Group (03) 3214-7500
Quarterly Report Filing Date (as planned)	:	August 4, 2011
Quarterly Results Supplemental Materials	:	Yes
Quarterly Results Presentation Meeting	:	Yes

(Rounded to the nearest million yen)
1. Consolidated Results of FY2011 Q1 (April 1, 2011 through June 30, 2011)
(1)  Consolidated Financial Results     (Accumulated)
(% changes as compared with the corresponding quarter of the previous fiscal year)
	Net sales		Operating income		Income before income taxes and equity in earnings (loss) of affiliated company		Net income

	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)
FY2011 Q1	26,848	14.1	784	(56.7)	378	(76.8)	346	(56.1)
FY2010 Q1	23,535	209.2	1,813	－	1,629	－	788	－
(Note) Comprehensive income (loss): FY2011 Q1 (Y) (351) million (-%); FY2010 Q1 (Y) (1,883) million (-%)

	Net income per share - basic		Net income per share - diluted

		Yen		Yen
FY2011 Q1	2.00		2.00
FY2010 Q1	4.41		4.41

(2)      Consolidated Financial Position
	Total assets		Net assets		Equity-to-assets ratio

		Million yen		Million yen		%
FY2011 Q1	225,230		136,915		60.8
FY2010	180,312		138,132		76.6

2. Dividends

Dividend per share
（Record Date)	First quarter end	Second quarter end	Third quarter end	Year end	Annual total
	yen	yen	yen	yen	yen
FY2010	－	5.00	－	5.00	10.00
FY2011	－	N/A	N/A	N/A	N/A
FY2011 (forecast)	N/A	－	－	－	－
(Note) Revision of dividends forecast for this period: None
The dividend forecast for the fiscal year ending March 31, 2012 has not been decided. Advantest takes earnings forecast into consideration and intends to promptly disclose the relevant dividend forecast when such forecast becomes available.

Advantest Corporation (FY2011 Q1)

3. Projected Results for FY2011 (April 1, 2011 through March 31, 2012)
Previously, Advantest has announced earnings forecasts for the six months ending September at the time of publishing its first-quarter results. However no forecast will be announced at this time, due to the difficulty of predicting the impact of the Verigy acquisition on earnings. The earnings forecast will be disclosed promptly when such data becomes available.

4. Others
(1)	Material changes in subsidiaries during this period (changes in scope of consolidation resulting from changes in subsidiaries): None

(2)	Use of simplified accounting method and special accounting policy for quarterly consolidated financial statements: Yes
(Note) Please see “Business Results” 2. Others on page 7 for details.

(3)	Accounting changes:
1)	Changes based on revisions of accounting standard: Yes
2)	Changes other than 1) above: Yes
(Note) Please see “Business Results” 2. Others on page 7-8 for details.

(4)	Number of issued and outstanding stock (common stock):
1)	Number of issued and outstanding stock at the end of each fiscal period (including treasury stock):
FY2011 Q1  199,566,770 shares; FY2010  199,566,770 shares.
2)	Number of treasury stock at the end of each fiscal period:
FY2011 Q1    26,294,968 shares; FY2010    26,294,819 shares.
3)	Average number of outstanding stock for each period (cumulative term):
FY2011 Q1  173,271,892 shares; FY2010 Q1  178,721,418 shares.

Implementation status of quarterly review procedures
This quarterly financial results report is not subject to quarterly review procedures by independent auditors under Japan’s Financial Instruments and Exchange Law. At the time of release of this report, such quarterly review procedures under the Financial Instruments and Exchange Law have not been completed.

Explanation on the Appropriate Use of Future Earnings Projections and Other Special Instructions
This document contains “forward-looking statements” that are based on Advantest’s current expectations, estimates and projections.  These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Advantest’s actual results, levels of activities, performance or achievements to be materially different from those expressed or implied by such forward-looking statements.  These factors include: (i) changes in demand for the products and services produced and offered by Advantest’s customers, including semiconductors, communications services and electronic goods; (ii) circumstances relating to Advantest’s investment in technology, including its ability to timely develop products that meet the changing needs of semiconductor manufacturers, communications network equipment and components makers and service providers; (iii) significant changes in the competitive environment in the major markets where Advantest purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (iv) changes in economic conditions, currency exchange rates or political stability in the major markets where Advantest procures materials, components and supplies for the production of its principal products or where its products are produced, distributed or sold.  A discussion of these and other factors which may affect Advantest’s actual results, levels of activities, performance or achievements is contained in the “Operating and Financial Review and Prospects”, “Key Information - Risk Factors” and “Information on the Company” sections and elsewhere in Advantest’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

Advantest Corporation (FY2011 Q1)

Contents

1.	Business Results		P. 4
	(1)	Analysis of Business Results	P. 4
	(2)	Analysis of Financial Condition	P. 6
	(3)	Prospects for the Upcoming Fiscal Year	P. 7
2.	Others		P. 7
	(1)	Use of Simplified Accounting Method and Special Accounting Policy for Quarterly Consolidated Financial Statements	P. 7
	(2)	Accounting Changes	P. 7
3.	Consolidated Financial Statements and Other Information		P. 9
	(1)	Consolidated Balance Sheets (Unaudited)	P. 9
	(2)	Consolidated Statements of Operations (Unaudited)	P.11
	(3)	Consolidated Statements of Comprehensive Income (Loss) (Unaudited)	P.12
	(4)	Consolidated Statements of Cash Flows (Unaudited)	P.13
	(5)	Notes on Preconditions to Going Concerns	P.14
	(6)	Segment Information	P.14
	(7)	Notes on Significant Changes to Stockholders’ Equity	P.14
	(8)	Significant Subsequent Event	P.14

Advantest Corporation (FY2011 Q1)

1.  Business Results

(1) Analysis of Business Results
Consolidated Financial Results of FY2011 Q1 (April 1, 2011 through June 30, 2011)
			(in billion yen)
	Three months ended June 30, 2010	Three months ended June 30, 2011	As compared to the corresponding quarter of the previous fiscal year Increase (decrease)
Orders input received	30.8	38.4	24.7%
Net sales	23.5	26.8	14.1%
Operating income	1.8	0.8	(56.7%)
Income before income taxes and equity in earnings (loss) of affiliated company	1.6	0.4	(76.8%)
Net income	0.8	0.3	(56.1%)

Global economic growth decelerated slightly in the first quarter of 2011, primarily due to continuing debt issues in Europe and the weakness of the US recovery, as well as the impact of the earthquake and tsunami that struck Japan in March. However, disaster-related disruptions to the global supply chain were less severe than expected, and while growth rates in developed countries remained low, growth of emerging countries continued to drive global expansion.
The semiconductor industry was severely impacted by the Japanese disaster, but chip-makers did not alter aggressive capital investment plans focused on process shrinks. Production of semiconductors used in portable electronic devices such as tablets and smartphones – a segment where ongoing rapid growth is expected – also increased. DRAM manufacturers, who had maintained stringent restrictions on capital investment since device prices declined in the second half of 2010, resumed capital investments as the market environment took a positive turn.
Taking advantage of this market upturn, Advantest achieved significant revenue growth in the quarter, despite the ongoing challenge posed by unfavorable foreign exchange rates.
As a result of the above, orders input received was (Y) 38.4 billion (a 24.7% increase in comparison to the corresponding quarter of the previous fiscal year), net sales were (Y) 26.8 billion (a 14.1% increase in comparison to the corresponding quarter of the previous fiscal year), operating income was (Y) 0.8 billion (a 56.7% decrease in comparison to the corresponding quarter of the previous fiscal year), income before income taxes and equity in loss of affiliated company was (Y) 0.4 billion (a 76.8% decrease in comparison to the corresponding quarter of the previous fiscal year), net income was (Y) 0.3 billion (a 56.1% decrease in comparison to the corresponding quarter of the previous fiscal year). The percentage of net sales to overseas customers was 87.3%, compared to 78.7% in the corresponding quarter of the previous fiscal year.

Advantest Corporation (FY2011 Q1)

Conditions of business by segment are described below.

<Semiconductor and Component Test System Segment>

			(in billion yen)
	Three months ended June 30, 2010	Three months ended June 30, 2011	As compared to the corresponding quarter of the previous fiscal year Increase (decrease)
Orders input received	21.6	32.6	51.0%
Net sales	15.8	20.1	27.8%
Operating income	2.1	2.6	24.8%

In the Semiconductor and Component Test System segment, non-memory test systems posted strong results, driven by large orders for MPU testers, as in the previous quarter. Memory test systems also enjoyed positive growth, amid process shrinks in DDR3-DRAM for PCs, and heightened demand for test systems used in volume production of LPDDR-DRAM for mobile handsets.
As a result of the above, orders input received was (Y) 32.6 billion (a 51.0% increase in comparison to the corresponding quarter of the previous fiscal year), net sales were (Y) 20.1 billion (a 27.8% increase in comparison to the corresponding quarter of the previous fiscal year) and operating income was (Y) 2.6 billion (a 24.8% increase in comparison to the corresponding quarter of the previous fiscal year).

<Mechatronics System Segment>
			(in billion yen)
	Three months ended June 30, 2010	Three months ended June 30, 2011	As compared to the corresponding quarter of the previous fiscal year Increase (decrease)
Orders input received	5.8	4.5	(23.2%)
Net sales	4.0	4.0	(0.3%)
Operating loss	(0.0)	(0.2)	－

In the Mechatronics System segment, revenues and operating profit remained unchanged from the same quarter of the previous fiscal year, despite a decline in orders.
As a result of the above, orders input received was (Y) 4.5 billion (a 23.2% decrease in comparison to the corresponding quarter of the previous fiscal year), net sales were (Y) 4.0 billion (a 0.3% decrease in comparison to the corresponding quarter of the previous fiscal year) and operating loss was (Y) 0.2 billion.

Advantest Corporation (FY2011 Q1)

<Services, Support and Others Segment>
			(in billion yen)
	Three months ended June 30, 2010	Three months ended June 30, 2011	As compared to the corresponding quarter of the previous fiscal year Increase (decrease)
Orders input received	3.7	2.7	(27.0%)
Net sales	3.9	2.9	(24.8%)
Operating income	0.7	0.4	(45.2%)

Orders and revenues for the Services, Support and Others segment failed to achieve the levels of the corresponding quarter in the previous fiscal year, principally due to lower volume in Advantest’s leasing and second-hand equipment business.
As a result of the above, orders input received was (Y) 2.7 billion (a 27.0% decrease in comparison to the corresponding quarter of the previous fiscal year), net sales were (Y) 2.9 billion (a 24.8% decrease in comparison to the corresponding quarter of the previous fiscal year) and operating income was (Y) 0.4 billion (a 45.2% decrease in comparison to the corresponding quarter of the previous fiscal year).

(2) Analysis of Financial Condition
Total assets at June 30, 2011 amounted to (Y) 225.2 billion, an increase of (Y) 44.9 billion compared to March 31, 2011, primarily due to an increase of (Y) 52.8 billion in cash and cash equivalents and decrease of (Y) 12.7 billion in short-term investments. The amount of total liabilities was (Y) 88.3 billion, an increase of (Y) 46.1 billion compared to March 31, 2011, primarily due to an increase of (Y) 41.1 billion and (Y) 3.4 billion in short term debt and trade accounts payable, respectively.  Stockholders’ equity was (Y) 136.9 billion. Equity to assets ratio was 60.8%, a decrease of 15.8 percentage point from March 31, 2011.

(Cash Flow Condition)
Cash and cash equivalents held at June 30, 2011 were (Y) 128.1 billion, an increase of (Y) 52.8 billion from March 31, 2011. Significant cash flows during the first quarter of this fiscal year and their causes are described below.
Net cash provided by operating activities was (Y) 1.3 billion (Net cash outflow (Y) 2.9 billion in the corresponding quarter of the previous fiscal year). This amount was primarily attributable to net income in the amount of (Y) 0.3 billion, increase in trade accounts payable in the amount of (Y) 3.6 billion and increase in inventories in the amount of (Y) 3.1 billion.
Net cash provided by investing activities was (Y) 12.1 billion (Net cash outflow (Y) 5.9 billion in the corresponding quarter of the previous fiscal year). This amount was primarily attributable to decrease in short-term investments in the amount of (Y) 12.7 billion and purchases of property, plant and equipment in the amount of (Y) 0.6 billion.
Net cash provided by financing activities was (Y) 40.4 billion (Net cash outflow (Y) 0.9 billion in the corresponding quarter of the previous fiscal year). This amount was primarily attributable to increase in short term debt in the amount of (Y) 41.1 billion and (Y) 0.8 billion dividends paid.

Advantest Corporation (FY2011 Q1)

(3) Prospects for the Upcoming Fiscal Year
In July 2011, the Company acquired Verigy Ltd., (collectively, “Verigy”) a fellow test equipment provider holding a rich portfolio of cutting-edge solutions for semiconductor design verification, evaluation and test. Verigy will be operated as a wholly-owned subsidiary of Advantest.
The acquisition has expanded the Advantest Group’s share of the non-memory test system and R&D markets, where Verigy has a strong presence. The combined company has the capability to gain additional share of the market by leveraging the complementarity of Advantest’s and Verigy’s businesses to offer optimal semiconductor test solutions, a comprehensive global customer service network, and a stable financial foundation supporting cutting-edge R&D, as well as a solid customer base embracing diverse segments of the industry.
To maximize these new synergies, Advantest has launched a new Strategic Business Unit which will take responsibility for reinforcing marketing efforts and technology integration. The new organization is expected to grow the company’s customer base and enhance customer satisfaction by accelerating the availability of solutions optimized to customer needs.
Utilizing its expanded resources, the Advantest Group will not limit itself to the semiconductor test equipment industry, but will move forward proactively into new markets including health care, environmental technologies, and energy, a strategy designed to generate earnings and revenue growth and enhance corporate value.
Previously, Advantest has announced earnings forecasts for the six months ending September at the time of publishing its first-quarter results. However, as noted on the Information Summary sheet, no forecast will be announced at this time, due to the difficulty of predicting the impact of the Verigy acquisition on earnings.  The earnings forecast will be disclosed promptly when such data becomes available.

2.  Others
(1) Use of Simplified Accounting Method and Special Accounting Policy for Quarterly Consolidated Financial Statements:
Tax expense is measured using an estimated annual effective tax rate. Advantest makes, at the end of the first quarter, its best estimate of the annual effective tax rate for the full fiscal year and use that rate to provide for income taxes on a current year-to-date basis. The estimated effective tax rate includes the deferred tax effects of expected year-end temporary differences and carryforwards, and the effects of valuation allowances for deferred tax assets.
(2) Accounting Changes:
In October 2009, the FASB amended the accounting guidance for revenue recognition under multiple-deliverable arrangements.  The guidance modifies the criteria for separating deliverables and allocating consideration in multiple-deliverable arrangements.  The allocation of revenue is based on estimated selling price if neither vendor-specific objective evidence nor third-party evidence of selling price is available.  The guidance was adopted by the Company and its subsidiaries (collectively, “Advantest”) in the first quarter 2011.  The adoption of the guidance did not have a significant impact on its consolidated results of operations and financial condition.
In October 2009, the FASB amended accounting guidance for software revenue recognition.  This guidance changes the accounting model for revenue arrangements that include both tangible products and software elements.  It provides guidance on how to determine which software, if any, relating to the tangible product would be excluded from the scope of the software revenue guidance.  The guidance was adopted by Advantest in the first quarter 2011.  The adoption of the guidance did not have a significant impact on its consolidated results of operations and financial condition.

Advantest Corporation (FY2011 Q1)

On April 1, 2011, the Company and its domestic subsidiaries elected to change the method of depreciating fixed assets from the fixed-percentage-on-declining base application to the straight line method.
Advantest analyzed the sales mixture of memory and non-memory business to evaluate the future production requirements and pattern of benefit from utilizing its fixed assets. Based on this analysis, Advantest and its domestic subsidiaries believe that the straight line method of depreciation is preferable as it better reflects the pattern of consumption of the future benefits to be derived from those assets being depreciated and provides a better matching of costs and revenues over the assets’ estimated useful lives, in light of product life cycles and current change in product mix to expand non-memory business. In accordance with ASC250 “Accounting Changes and Error corrections, this change in depreciation method represents a change in accounting estimate effected by a change in accounting principle.
Accordingly, the effects of the change are accounted for prospectively beginning with the period of change and prior period results have not been restated. The change in depreciation method caused increases in income before income taxes and equity in earnings of affiliated company and net income by (Y) 145 million and (Y) 145 million, respectively, for the first quarter ended June 30, 2011. Basic net income per share and diluted net income per share increased by (Y) 0.84 and (Y) 0.84, respectively, for the first quarter ended June 30, 2011.

Advantest Corporation (FY2011 Q1)

3. Consolidated Financial Statements and Other Information

(1) Consolidated Balance Sheets (Unaudited)

	Yen (Millions)
Assets	March 31, 2011	June 30, 2011

Current assets:
Cash and cash equivalents	¥75,323	128,117
Short-term investments	12,651	—
Trade receivables, net	22,707	24,399
Inventories	23,493	26,434
Other current assets	2,995	3,317

Total current assets	137,169	182,267

Investment securities	7,432	7,060
Property, plant and equipment, net	31,878	31,766
Intangible assets, net	1,519	1,525
Other assets	2,314	2,612

Total assets	¥180,312	225,230

Advantest Corporation (FY2011 Q1)

	Yen (Millions)
Liabilities and Stockholders’ Equity	March 31, 2011	June 30, 2011

Current liabilities:
Trade accounts payable	¥11,729	15,124
Short term debt	—	41,146
Accrued expenses	7,329	7,131
Accrued warranty expenses	1,754	1,900
Customer prepayments	1,740	4,279
Other current liabilities	1,955	2,604

Total current liabilities	24,507	72,184

Accrued pension and severance costs	14,069	14,013
Other liabilities	3,604	2,118

Total liabilities	42,180	88,315

Commitments and contingent liabilities

Stockholders’ equity:
Common stock	32,363	32,363
Capital surplus	40,628	40,628
Retained earnings	183,009	182,489
Accumulated other comprehensive income (loss)	(18,270)	(18,967)
Treasury stock	(99,598)	(99,598)

Total stockholders’ equity	138,132	136,915

Total liabilities and stockholders’ equity	¥180,312	225,230

Advantest Corporation (FY2011 Q1)

(2) Consolidated Statements of Operations (Unaudited)

	Yen (Millions)
	Three months ended	Three months ended
	June 30, 2010	June 30, 2011

Net sales	¥23,535	26,848
Cost of sales	11,941	13,766

Gross profit	11,594	13,082

Research and development expenses	4,941	5,786
Selling, general and administrative expenses	4,840	6,512

Operating income	1,813	784

Other income (expense):
Interest and dividend income	117	117
Interest expense	(1)	(1)
Other, net	(300)	(522)

Total other income (expense)	(184)	(406)

Income before income taxes and equity
in earnings (loss) of affiliated company	1,629	378

Income taxes	831	8
Equity in earnings (loss) of affiliated company	(10)	(24)

Net income	¥788	346

	Yen
	Three months ended	Three months ended
	June 30, 2010	June 30, 2011

Net income per share:
Basic	¥4.41	2.00
Diluted	4.41	2.00

Advantest Corporation (FY2011 Q1)

(3) Consolidated Statements of Comprehensive Income (Loss) (Unaudited)

	Yen (Millions)
	Three months ended	Three months ended
	June 30, 2010	June 30, 2011

Comprehensive income (loss)
Net income	¥788	346
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(2,493)	(561)
Net unrealized gains (losses) on investment securities：
Net unrealized gains (losses) arising
during the period	(252)	(214)
Less reclassification adjustments for net
gains (losses) realized in earnings	4	—
Net unrealized gains (losses)	(248)	(214)

Pension related adjustment	70	78

Total other comprehensive income (loss)	(2,671)	(697)

Total comprehensive income (loss)	¥(1,883)	(351)

Advantest Corporation (FY2011 Q1)

(4) Consolidated Statements of Cash Flows (Unaudited)

	Yen (Millions)
	Three months ended	Three months ended
	June 30, 2010	June 30, 2011

Cash flows from operating activities:
Net income	¥788	346
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Depreciation and amortization	999	829
Deferred income taxes	167	(472)
Changes in assets and liabilities:
Trade receivables	(4,491)	(1,924)
Inventories	(3,130)	(3,050)
Trade accounts payable	3,219	3,645
Accrued expenses	(376)	(175)
Accrued warranty expenses	(128)	147
Customer prepayments	(179)	1,851
Accrued pension and severance costs	111	29
Other	160	105

Net cash provided by (used in) operating activities	(2,860)	1,331

Cash flows from investing activities:
(Increase) decrease in short-term investments	(5,448)	12,652
Proceeds from sale of property, plant and equipment	3	0
Purchases of property, plant and equipment	(435)	(558)
Purchases of intangible assets	(61)	(69)
Other	7	48

Net cash provided by (used in) investing activities	(5,934)	12,073

Cash flows from financing activities:
Increase in short term debt	-	41,146
Dividends paid	(854)	(794)
Other	(1)	0

Net cash provided by (used in) financing activities	(855)	40,352

Net effect of exchange rate changes on cash and cash equivalents	(1,933)	(962)

Net change in cash and cash equivalents	(11,582)	52,794

Cash and cash equivalents at beginning of period	96,439	75,323

Cash and cash equivalents at end of period	¥84,857	128,117

Advantest Corporation (FY2011 Q1)

(5) Notes on Preconditions to Going Concerns: None

(6) Segment Information

	Yen (Millions)
	Three months ended June 30, 2010
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥15,644	4,025	3,866	－	23,535
Inter-segment sales	124	3	－	(127)	－
Net sales	15,768	4,028	3,866	(127)	23,535
Operating income (loss) before stock option compensation expense	2,085	(18)	684	(938)	1,813
Adjustment:
Stock option compensation expense					－
Operating income					¥1,813

	Yen (Millions)
	Three months ended June 30, 2011
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥19,958	3,983	2,907	－	26,848
Inter-segment sales	187	33	－	(220)	－
Net sales	20,145	4,016	2,907	(220)	26,848
Operating income (loss) before stock option compensation expense	2,603	(194)	375	(2,000)	784
Adjustment:
Stock option compensation expense					－
Operating income					¥784

(Notes)
1.
Adjustments to operating income in Corporate principally represent corporate general and administrative expenses and research and development expenses related to fundamental research activities that are not allocated to operating segments.

2.	Advantest uses the operating income (loss) before stock option compensation expense for management’s analysis of business segment results.

(7) Notes on Significant Changes to Stockholders’ Equity: None

(8) Significant Subsequent Event
(Acquisition of Verigy)
On July 4, 2011, the Company acquired all outstanding ordinary shares of Verigy, a Singapore incorporated company publicly traded in U.S. for US$15.00 per share in cash.